UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   Form 10-SB

              General Form for Registration of Securities of Small
               Business Issuers under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           Highriver Acquisition Corp.
              (Exact Name of Small Business Issuer in its Charter)

       Delaware
(State of Incorporation)        (Primary Standard          (IRS Employer ID No.)
                                Classification Code)

          11863 Wimbledon Circle, #418, Wellington, Florida     33414
        (Address of Registrant's Principal Executive Offices) (Zip Code)

                                 (413) 831-2552
             (Name, Address and Telephone Issuer's telephone number)

        Securities to be Registered Under Section 12(b) of the Act: None

          Securities to be Registered Under Section 12(g) of the Act:

                                  Common Stock
                                 $.001 Par Value
                                (Title of Class)

                           HIGHRIVER ACQUISITION CORP.
                                  FORM 10-SB


                               TABLE OF CONTENTS

PART I........................................................................3
ITEM 1.  DESCRIPTION OF BUSINESS..............................................3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...........10
ITEM 3.  DESCRIPTION OF PROPERTY.............................................17
ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....17
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....18
ITEM 6.  EXECUTIVE COMPENSATION..............................................19
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................20
ITEM 8.  DESCRIPTION OF SECURITIES...........................................21
PART II......................................................................23
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS..................................................23
ITEM 2.  LEGAL PROCEEDINGS...................................................24
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................24
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.............................24
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................25
PART F/S.....................................................................26
INDEPENDENT AUDITOR'S REPORT AND FINANCIAL STATEMENTS........................27
PART III.....................................................................38
ITEM 1.  INDEX TO EXHIBITS...................................................38
SIGNATURE....................................................................38

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

Highriver Acquisition Corp. (the "Company") was incorporated under the laws of the State of Delaware on July 27, 2004. The Company was formed specifically to be a "blank check" or "clean public shell" corporation, for the purpose of either merging with or acquiring an operating company with operating history and assets. The Company is a "clean public shell" because it has no operations to date and has no debt liabilities. The Company has not been involved in any bankruptcy, receivership or similar proceeding. The Company has not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. The Company believes that an attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting company under the Securities Exchange Act of 1934 without any history of prior business failures, litigation or prior regulatory problems.

The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10SB/12g. The Company has no full-time employees and owns no real estate or personal property.

The executive offices of the Company are located at 11863 Wimbledon Circle, #418, Wellington, Florida 33414. Its telephone number is (413) 831-2552.
The Company's sole officer and the sole director is Mr. Soloman Lam. Mr. Lam was the original incorporator of the Company.

The Company is voluntarily filing this registration statement on Form 10-SB in order to become a 12(g) registered company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "reporting company," the Company may be more attractive to a private acquisition target because its common stock shares may thereby be quoted on the OTC Bulletin Board.

As a result of filing this registration statement, the Company is obligated to file with the Securities and Exchange Commission (the "Commission") certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act.

The Company is a "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. Business opportunities may also come to the

Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, and members of the financial community, and others who may present unsolicited proposals. If such person is not a registered broker-dealer, the Company will retain the professional services of a registered broker-dealer. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

To date the Company has not identified any business opportunity that it plans to pursue, and nor has the Company's officer, director, promoter, affiliate, or associates had any preliminary contact or discussion with any specific candidate for acquisition. There are no proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction. In addition, as of the date of this registration statement, the Company has not, directly or indirectly, including through Mr. Lam, entered into any arrangements or agreements, preliminary or otherwise, with a registered broker-dealer. There can be no assurance that the Company's proposed plan of operation will be successful.

The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company does not intend to undertake any offering of the Company's securities either debt or equity, until such time as the Company has successfully implemented its business plan described herein. The Company will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company. The Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Further, Mr. Lam, the Company's sole officer, director and the sole shareholder, has expressed his intention not to sell his respective shares of the Company's common stock except in connection with or following a business combination resulting in the Company no longer being classified as a blank check company.

Mr. Lam or any of the companies he directly or indirectly owns, has not entered into any arrangements, agreements (including derivative agreements), or contracts that give or will give anyone else an interest in the Company. Mr. Lam has not used the shares of these companies to secure a loan.

The Company's plans are in the conceptual stage only. There is no relationship between the particular name of the Company and the Company's intended business plan. If successful in completing a merger or acquisition, the Company expects that it would change its name to reflect the marketing goals of the business combination.

GLOSSARY

"Blank Check" Company

As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business Combination

Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and a target company.

The Company or the Registrant

The corporation whose common stock is the subject of this Registration
Statement.

Exchange Act

The Securities Exchange Act of 1934, as amended.

Penny Stock

Security as defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act

The Securities Act of 1933, as amended.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

LIMITED OPERATING HISTORY AND DEVELOPMENT PERIOD MAKES POTENTIAL DIFFICULT TO ASSESS.

The Company has had no operating history nor any revenues or earnings from operations. The Company has no assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION.

The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

ONLY ONE DIRECTOR AND OFFICER.

Because management consists of only one person, while seeking a business combination, Soloman Lam, the president of the Company, will be the only person responsible in conducting the day-to-day operations of the Company. The Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Mr. Lam anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after this registration statement has been cleared by the Commission. Mr. Lam has not entered into a written employment agreement with the Company and he is not expected to do so. The Company has not obtained key man life insurance on Mr. Lam. The loss of the services of Mr. Lam would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST.

Certain conflicts of interest exist between the Company and Soloman Lam, the Company's sole officer and director. Mr. Lam has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with fiduciary duties to the Company. Mr. Lam may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management served as officers, directors or partners, or in which they or their family members own or hold any ownership interest. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

REGULATIONS OF PENNY STOCKS.

The Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rule 3a51-1 and Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules (as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, largely traded in the NASD's OTC Bulletin Board or the "Pink Sheets"), the rules would apply to the Company and to its securities.

The Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities. Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) the broker or dealer has approved the person's account for transactions in penny stock pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock, the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stock are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stock and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis, must be sent to the investor listing recent prices for the Penny Stock and information on the limited market.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with other public "blank check" companies, some of which may also have funds available for use by an acquisition candidate.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

REGULATION UNDER INVESTMENT COMPANY ACT.

In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

In conjunction with completion of a business acquisition, it is anticipated that the Company will issue an amount of the Company's authorized but unissued common stock that represents the greater majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, the current shareholder of the Company may agree to sell or transfer all or a portion of the Company's common stock he owns so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION.

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

NO PUBLIC MARKET EXISTS.

There is currently no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in theses securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Moreover, many lending institutions will not permit the use of such securities as collateral for any loans.

RULE 144 SALES.

All of the presently outstanding shares of the Company's common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144. However, it is the position of the Commission that securities issued by a "blank check" company cannot be resold under Rule 144, regardless of technical compliance with that rule, but must be registered under the Securities Act. Accordingly, none of the shares held by the present shareholder of the Company may be resold under Rule 144, but may only be sold pursuant to an effective registration statement under the Securities Act. A sale pursuant to subsequent registration statement of common stock of the present shareholder may have a depressive effect upon the price of the common stock in any market that may develop.

BLUE SKY RESTRICTIONS.

Transferability of the shares of the Company's common stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. Moreover, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. The Company has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resale of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until subsequent to consummation of a business combination, if at all.

ADDITIONAL RISKS - DOING BUSINESS IN A FOREIGN COUNTRY.

The Company may effectuate a business combination with a merger target whose business operations or even headquarters, place of formation or primary place of business are located outside the United States of America. In such event, the Company may face the significant additional risks associated with doing business in that country. In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers that may make it difficult to evaluate such a merger target, ongoing business risks result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in various foreign countries.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company's purpose is to seek, investigate and, if such investigation warrants, merge or acquire an interest in business opportunities presented to it by persons or companies who or which desire to seek the perceived advantages of a Securities Exchange Act of 1934 registered corporation. As of the date of this registration statement, the Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition, and neither the Company's officer and director nor any promoter and affiliate has engaged in any negotiations with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company.

MANAGEMENT

The Company is in the development stage and currently has no full-time employees. Mr. Soloman Lam is the Company's sole officer, director, and the sole shareholder. All references herein to management of the Company are to Mr. Lam. Mr. Lam, as president of the Company, has agreed to allocate a limited portion of his time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Lam and the potential demands of the Company's activities. See Item 7, "Certain Relationships and Related Transactions - Conflicts of Interest."

The amount of time spent by Mr. Lam on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict with any precision the exact amount of time Mr. Lam will actually be required to spend to locate a suitable target company. Mr. Lam estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

SEARCH FOR BUSINESS OPPORTUNITIES

The Company's search will be directed toward small and medium-sized enterprises, which have a desire to become reporting corporations and which are able to provide audited financial statements. The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, and no assurance can be given that any acquisition, which does occur, will be on terms that are favorable to the Company or its current stockholder.

After this registration statement is cleared by the Commission, the Company's officer and director intends to contact a number of registered broker-dealers to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with us. Business opportunities may also come to the Company's attention from various sources, including professional advisers such as attorneys and accountants, venture capitalists, members of the financial community, and others who may present unsolicited proposals. If such person is not a registered broker-dealer, the Company will retain the professional services of a registered broker-dealer. All transactions in securities effected in connection with the business plan of the Company as described in this registration statement will be conducted through or effected by a registered broker-dealer.

In selecting the services of a registered broker-dealer, the Company would consider the years such broker-dealer had been in the business, its rate of success in matching target companies with acquiring companies, and the form and amount of compensation required by the broker-dealer. Such broker-dealer shall have necessary state and federal licenses and registered with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD"), and the Securities Investor Protection Corp. ("SIPC"). The Company expects the broker-dealer retained would participate in all the important parts of securities transactions of the Company, including solicitation, negotiation, and execution of the transactions, and would effect all securities transactions in connection with the Company's business plan as described in this registration statement.

As to date there have been no discussions, agreements or understandings with any broker-dealers regarding the Company's search for business opportunities. Management of the Company is not affiliated with any broker-dealers, and has not in the past retained a broker-dealer to search for business opportunities.

In the event of a successful acquisition or merger, the Company may pay a finder's fee, in the form of cash or common stock in the merged entity retained by the Company, to registered broker-dealers instrumental in facilitating the transaction. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time, but is expected to be comparable to consideration normally paid in like transactions. Management believes that such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Any cash finder's fee earned will need to be paid by the prospective merger or acquisition candidate, as the Company has no cash assets with which to pay such obligation. Any finder retained by the Company will be a registered broker-dealer. The registered broker-dealers will be compensated solely in accordance with the NASD regulations. No fees of any kind will be paid to the promoter and management of the Company or to its associates or affiliates by the Company.

The Company may merge with a company that has retained one or more consultants or outside advisors. In that situation, the Company expects that the business opportunity will compensate the consultant or outside advisor. As of the date of this filing, there have been no discussions, agreements or understandings with any registered broker-dealers or with any representatives of the owners of any business or company regarding the possibility of a merger or acquisition between the Company and such other company. Consequently, the Company is unable to predict how the amount of such compensation be calculated at this time. It is anticipated that any finder that the target company retains would be a registered broker-dealer. Mr. Lam, any of his associates, will not receive any such compensation from the target company.

The Company will not restrict its search to any specific kind of firm, but may acquire a venture which is in its preliminary or development stage, one which is already in operation, or in a more mature stage of its corporate existence. The acquired business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated the merger or acquisition transaction. There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

EVALUATION OF BUSINESS OPPORTUNITIES

The analysis of business opportunities will be under the supervision of the

Company's sole officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable, but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of a variety of factors, including, but not limited to, the possible need to expand substantially, shift marketing approaches, change product emphasis, change or substantially augment management, raise capital and the like.

Management intends to meet personally with management and key personnel of the target business entity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing as much relevant information as possible. Including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities;, an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a required period of time; and the like.

The Company will be subject to the reporting requirements of the Exchange Act 60 days after filing the initial registration statement on Form 10-SB. Under the Exchange Act, any merger or acquisition candidate will become subject to the same reporting requirements of the Exchange Act as the Company following consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. Acquisition candidates that do not have or are unable to obtain the required audited statements may not be considered appropriate for acquisition. The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a required period of time after closing of the proposed transaction. The audited financial statements of the acquired company must be furnished within 75 days following the effective date of a business combination.

When a non-reporting company becomes the successor of a reporting company by merger, consolidation, exchange of securities, and acquisition of assets or otherwise, the successor company is required to provide in a Form 8-K12G3 current report the same kind of information that would appear in a registration statement, including audited and pro forma financial statements. The Commission treats these Form 8-K12G3 filings in the same way it treats the registration statements on Form 10-SB filings. The Commission subjects them to its standards of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented. If the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the Commission has determined that it will not review the 8-K12G3 filing or all of the comments have been cleared by the Commission.

Management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current stockholders, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates, who have a need for an immediate cash infusion, are not likely to find a potential business combination with the Company to be an attractive alternative. Nevertheless, the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. There can also be no assurances that we are able to successfully pursue a business opportunity. In that event, there is a substantial risk to the Company that failure to complete a business combination will significantly restrict its business operation and force management to cease operations and liquidate the Company.

ACQUISITION OF A BUSINESS OPPORTUNITY

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another entity. It may also acquire stock or assets of an existing business. In connection with a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal stockholder of the Company by the acquiring entity or its affiliates, and accordingly, the shareholders of the target company, typically, become the majority of the shareholders of the combined company, the board of directors and officers of the target company become the new board and officers of the combined company and often the name of the target company becomes the name of the combined company. There are currently no arrangements that would result in a change of control of the Company.

It is anticipated that any securities issued as a result of consummation of a business combination will be issued in reliance upon one or more exemptions from registration under applicable federal and state securities laws to the extent that such exemptions are available. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance. There have been no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended. In order to obtain tax-free treatment, it may be necessary for the owners of the surviving entity to own 80% or more of the voting stock of the surviving entity. In this event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders. However, treatment as a tax-free reorganization will not be a condition of any future business combination and if it is not the case, the Company will not obtain an opinion of counsel that the reorganization will be tax free.

With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's only shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholder at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to the acquisition of one business opportunity because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

There are no present plans, proposals, arrangements or understandings to offer the shares of the post-merger companies to third parties if any mergers occur, and there is no a marketing plan to distribute the shares of the post-merger companies to third parties. Mr. Lam has not had any preliminarily contact, agreements or understandings with anyone to help sell these shares.

The Company intends to seek to carry out its business plan as discussed herein. In order to do so, the Company needs to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this registration statement, and in conjunction with future compliance with its on-going reporting obligations. Because the Company has no capital with which to pay these anticipated expenses, Mr. Lam, the sole shareholder of the Company, has agreed that he will, on behalf of the Company, pay all expenses of the Company as they may be incurred with his personal funds. Such payments will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such expenses. There is no minimum or maximum amount Mr. Lam will pay on behalf of the Company. Mr. Lam has agreed to continue to pay those expenses until the Company completes a business combination. Should, Mr. Lam fail to pay such expenses, the Company has not identified any alternative sources, there is substantial doubt about the Company's ability to continue as a going concern. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's promoter, management or his affiliates or associates.

The Company does not intend to make any loans to any prospective merger or acquisition candidates or unaffiliated third parties. The Company has adopted a policy that it will not seek an acquisition or merger with any entity in which the Company's officer, director, and controlling shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

INVESTMENT COMPANY ACT OF 1940

Although the Company is subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be primarily engaged in the business of investing or trading in securities. In the event the Company engages in a business combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

As the controlling shareholder of the Company, Mr. Soloman Lam may participate in a business opportunity by purchasing, holding or selling the securities of such business. Mr. Lam does not, however, intend to engage primarily in such activities. Specifically, Mr. Lam intends to conduct his activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, as amended, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Company Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Company Act contains the definition of an "investment company," excluding any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (exclusive of government securities and cash items). Management of the Company believes that it is not deemed to be an investment company insofar as the Company will not be primarily engaged in the business of investing or trading in securities.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains a mailing address at the office of its president, Soloman Lam, located at 11863 Wimbledon Circle, #418, Wellington, Florida 33414. The Company pays no rent or other fees for the use of this office spaces. The president of the Company has agreed to continue this arrangement until the Company completes a business combination. The Company does not believe that presently it will need to maintain an office in order to carry out its plan of operations described herein.

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this registration statement, there are 148,000 shares of the Company's common stock, par value $0.001 per share, issued and outstanding.
The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) by each director and executive officer of the Company; and (iii) by all executive officer and directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.

                 NAME AND ADDRESS OF              AMOUNT OF BENEFICIAL   PERCENTAGE OF
TITLE OF CLASS   BENEFICIAL OWNER                 OWNERSHIP              CLASS
--------------   ------------------------------   --------------------   -------------
Common Stock     Soloman Lam (1)                        148,000               100%
                 11863 Wimbledon Circle, #418
                 Wellington, Florida 33414

Common Stock     All Executive Officers and
                 Directors as a Group (1 person)        148,000               100%

(1) Mr. Lam is the sole shareholder of Highriver Acquisition Corp.

The Company currently has no non-voting securities or other securities outstanding, and there are no contracts or other arrangements that could result in a change of control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The names, ages and positions of the Company's directors and executive officers are as follows:

NAME          AGE   POSITIONS AND OFFICES HELD
-----------   ---   --------------------------------------------
Soloman Lam   50    President, Secretary, Treasurer and Director

WORK EXPERIENCE

Soloman Lam, Director, President, CEO/CFO, Secretary

Mr. Lam has served as the Company's director, president, and secretary since inception, and will serve on the board until the next annual shareholders' meeting of the Company or until a successor is elected. There are no agreements or understandings for the officer and director to resign at the request of another person, and the above-named officer and director is not acting on behalf of, nor will act at the direction of, any other person.

Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and his business experience during at least the last five years:

Mr. Lam is currently President of two other similar companies (Crescendo Acquisition Corp., and Echelon Acquisition Corp.) that were also founded by him as blank check companies. From 2000 to 2003, Mr. Soloman Lam served as Chief Executive Officer, President, Treasurer and a Director of Newport International Group, Inc. From 1977 to 1999, Mr. Lam served as President of Equewest Investment Ltd., a commercial and residential real estate development company. Mr. Lam has managed numerous large-scale projects including a 400- acre, $20 million subdivision near Vancouver, B.C., and a $30 million 16-story hotel in downtown Vancouver. Mr. Lam received a Bachelor of Science degree in Business Administration from Boston University in 1976.

Mr. Lam has not involved in any legal proceedings as described in Item 401 of Regulation S-B.

CURRENT AND FUTURE BLANK CHECK COMPANIES

Our President is in the process of filing a Form 10-SB for one other blank check company, and may be in the future, an officer, director and/or beneficial shareholder of other blank check companies. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination. The following chart summarizes certain information concerning blank check companies with which our President is or has been involved whose registration statements are effective as of the date hereof. In most instances that a business combination is transacted with one of these companies, it is required to file a current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.


Corporation                   Registration Form           Status
-----------                   -----------------           ------
Crescendo Acquisition Corp.   Filed on 06/16/2004         To date no merger has been
                              000-50804                   effectuated and the Company's
                                                          shares are not available on
                                                          any public market. No IPO or
                                                          offering has been undertaken
                                                          for this company. Mr. Lam is
                                                          still the sole officer and
                                                          director of Crescendo
                                                          Acquisition Corp.

Notes:

(1) Mr. Soloman Lam is its sole officer, director and sole beneficial shareholder. Mr. Lam owns 100% of capital stock of Highriver Acquisition Corp. Mr. Lam is not an officer, director or affiliate of any other company with a class of securities registered under Section 12 of the Exchange Act or subject to the requirements of Section 15(d) thereof.

(2) The registration statements on Form 10-SB12G are automatically effective 60 days after filing with the Securities and Exchange Commission.

INVOLVEMENT ON CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE LAST FIVE YEARS

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION

The Company's officer and director does not receive any compensation for his services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. The Company has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees.

The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 27, 2004 (inception), the Company issued 148,000 restricted shares of its common stock to Mr. Lam in exchange for $148 in cash which paid for the State incorporation fees and annual resident agent fee in Delaware. See Item 4, "Recent Sales of Unregistered Securities." Mr. Lam, the sole officer and director of the Company, is the sole shareholder of Highriver Acquisition Corp. With respect to the sales made to Mr. Lam, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

The Company currently uses space provided by Mr. Lam, for which the Company pays no rent, and for which Mr. Lam has agreed to continue this arrangement until the Company completes a business combination. See "Item 3. Description of Property."

CONFLICTS OF INTEREST

The Company's proposed business raises potential conflicts of interest between the Company and Mr. Soloman Lam, the Company's sole officer and director. Mr. Lam has other business interests to which he currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through his exercise of judgment in a manner which is consistent with his fiduciary duties to the Company. Mr. Lam intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Lam would not attend to other matters prior to those of the Company. Mr. Lam estimates that the business plan of the Company can be implemented in theory by devoting approximately 15 to 20 hours per month over the course of several months but such figure cannot be stated with precision.

The terms of business combination may include such terms as Mr. Lam remaining a director or officer of the Company and/or the continuing work of the Company being handled by Mr. Lam as a director. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Lam for the purchase or retirement of all or part of his common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Lam would directly benefit from such employment or payment. Such benefits may influence Mr. Lam's choice of a target company.

Management will not enter into a business combination, or acquire any assets of any kind for the Company's securities, in which the Company's management or any affiliates or associates have a greater than 10% interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to us. However, any attempt by stockholder to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. The Company has adopted a policy that the Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Accordingly, the Company's officer will be required to use their discretion to resolve them in a manner which he considers appropriate. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001 per share, of which there are 148,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $0.001 per share, of which none have been designated or issued. The following summarized the important provisions of the Company's capital stock. For more information about the Company's capital stock, please see the copy of our articles of incorporation and bylaws that have been filed as exhibits to this registration statement of which this prospectus is a part.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The Company presently has 148,000 shares of common stock issued and outstanding, all of which are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act. Further, promoters and affiliates of a blank check company and their transferees would be considered "underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees. As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of his shares. Further information may be found in the NASD Notice to Members 00-49.

Following a business combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. To qualify for quotation of its securities on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for the quotation on the OTC Bulletin Board. There have been no preliminary discussions, understandings or agreements between the Company and any broker-dealer that would enable the broker-dealer to act as a market maker for the Company's securities in the future.

RULE 504 OF REGULATION D

The Commission is of the opinion that Rule 504 of Regulation D regarding exemption for limited offerings and sales of securities not exceeding $1,000,000 is not available to blank check companies.

TRANSFER AGENT

It is anticipated that the Company will act as its own transfer agent for the common stock of the Company, until a merger candidate can be identified.




                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE

There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop, or if developed, will be sustained.

The proposed business activities described herein classify the Company as a "blank check" company. A blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Therefore, management will not undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

OPTIONS, WARRANTS, ETC.

There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares. Additionally, there are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders. Further, there are no common shares of the Company being, or proposed to be, publicly offered by the Company.

HOLDERS

There is one (1) holder of the Company's common stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has not changed accountants since its formation and there are no disagreements with accountants on accounting or financial disclosure matters.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information relating to all previous sales of our common stock, which sales were not registered under the Securities Act of 1933.

In connection with the Company's organization, on July 27, 2004, Mr. Soloman Lam was issued 148,000 shares of restricted common stock in exchange for his services rendered in the formation and organization of the Company. The shares were issued at $0.001 per share, which the Company believes represents the fair value of the services performed by Mr. Lam.

The foregoing purchase and sale to this sophisticated person (officer and director) who had superior access to all corporate and financial information were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) on the basis that the transaction did not involve a public offering.

On January 21, 2000, Richard K. Wulff, Chief of Office of Small Business Operations at the Securities and Exchange Commission issued an interpretive letter to the NASD Regulation, Inc., in which he opinioned as follows:

       "It is our view that, both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued. Accordingly, we are also of the view that the securities involved can only be resold through registration under the Securities Act. Similarly, Rule 144 would not be available for resale transactions in this situation, regardless of technical compliance with that rule, because these resale transactions appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act."

This interpretation also states that securities held by officers, directors, promoters, and affiliates can only be resold through registration under the Securities Act. This also includes those shares obtained prior to the filing of the current registration statement.

As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. He will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of his shares.

The purchaser listed above represented his intention to acquire the securities for investment only and not with a view toward distribution.

The Company has never utilized an underwriter for an offering of the Company's securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, the Company has not issued or sold any securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains such a provision.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                   PART F/S

INDEPENDENT AUDITOR'S REPORT AND FINANCIAL STATEMENTS



                         INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report                                       1

Balance Sheet                                                      2

Statement of Operations                                            3

Statement of Cash Flows                                            4

Statement of Stockholders' Equity                                  5

Notes to Financial Statements                                   6-11

CHILD, SULLIVAN & COMPANY
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

1284  West  Flint Meadow Drive, Suite D, Kaysville, UT 84037
Ph:  801-927-1337  Fax:  801-927-1344



                         Independent Auditors' Report

Board of Directors
Highriver Acquisition Corp.

We have audited the accompanying balance sheet of Highriver Acquisition Corp. as of August 31, 2004, and the related statements of operations, stockholder's equity and cash flows for the period from July 27, 2004 (inception) to August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the AICPA's Auditing Standards Board and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highriver Acquisition Corp. as of August 31, 2004, and the results of its operations and its cash flows for the period from July 27, 2004 (inception) to August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is considered a development stage company, as it has not yet obtained revenues from its planned principle operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Child, Sullivan & Company

Child, Sullivan & Company
Kaysville, Utah
September 2, 2004

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                                 Balance Sheet
                                August 31, 2004


                                    ASSETS

CURRENT ASSETS:

 Cash                                              $      -
                                                   --------

TOTAL ASSETS                                       $      -
                                                   ========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:                               $      -
                                                   --------
     Total Current Liabilities                            -
                                                   --------
 Total Liabilities                                 $      -


STOCKHOLDERS' EQUITY:

Preferred Stock at $0.001 par value; authorized
 20,000,000 shares; no shares issued and
 outstanding                                              -
Common stock at $0.001 par value; authorized
 100,000,000 shares; 148,000 shares issued
 and outstanding                                        148
 Accumulated deficit                                   (148)
                                                   --------

     Total Stockholders' Equity                           -
                                                   --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $      -
                                                   ========


  The accompanying notes are an integral part of these financial statements.

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                            Statement of Operations






                                                        Period from
                                                       July 27, 2004
                                                      (inception) to
                                                      August 31, 2004
                                                      ---------------

Revenue                                               $             -
                                                      ---------------

General and administrative
 Organization and related expenses                                148
                                                      ---------------
Net loss and deficit accumulated during
 development stage                                    $          (148)
                                                      ===============

Basic and diluted loss per share                      $        (0.001)
                                                      ===============
Weighted average number of common
 shares outstanding                                           148,000
                                                      ===============




















  The accompanying notes are an integral part of these financial statements.

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                            Statement of Cash Flows





                                                        Period from
                                                       July 27, 2004
                                                      (inception) to
                                                      August 31, 2004
                                                      ---------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                              $          (148)
Issuance of stock for services rendered                           148
                                                      ---------------
Net Cash Provided (used) by Operating Activities                    -

CASH FLOWS FROM INVESTING ACTIVITIES                                -
                                                      ---------------
CASH FLOWS FROM FINANCING ACTIVITIES                                -
                                                      ---------------
INCREASE IN CASH AND CASH EQUIVALENTS                               -

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                    -
                                                      ---------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD            $             -
                                                      ===============

NONCASH FINANCING AND INVESTING ACTIVITIES

Common stock issued to founder for services
 rendered                                             $           148
                                                      ===============

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES:
Cash Paid For:
Interest                                              $             -
                                                      ===============
Income taxes                                          $             -
                                                      ===============




  The accompanying notes are an integral part of these financial statements.

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                       Statement of Stockholders' Equity



                                    Common Stock
                              -------------------------   Additional                   Total
                               Numbers of                  paid-in     Accumulated  Stockholders'
                                 Shares       Amount       capital       Deficit       Equity
                              ------------  -----------   -----------   ---------   -------------
July 27, 2004 (inception)
Shares issued for services        148,000   $      148    $        0    $      0    $        148
Net loss                                             0             0        (148)           (148)
                              ------------  -----------   -----------   ---------   -------------
Balance, August 31, 2004          148,000   $      148    $        0    $   (148)   $          0
                              ============  ===========   ===========   =========   =============

































   The accompanying notes are an integral part of these financial statements

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 2004



NOTE 1 -- ORGANIZATION

Highriver Acquisition Corp. (the "Company") was incorporated under the laws of the State of Delaware on July 27, 2004 and has been inactive since inception. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Development Stage Company

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

A.  Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

B.  Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes" "Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ended August 31, 2004.

C.  Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 2004



D.  Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

If the Company is successful in raising funds and becoming a business development company, its principal estimates will involve the determination of the value of its portfolio companies.

The net asset value per share of our outstanding shares of common stock will be determined quarterly, as soon as practicable after, and as of the end of, each calendar quarter, by dividing the value of total assets minus total liabilities by the number of shares outstanding at the date as of which such determination is made.

In calculating the value of our total assets, we will value securities that are publicly traded at the closing price on the valuation date for exchange traded and NASDAQ listed securities or the average of the bid and asked prices for other securities. Debt and equity securities that are not publicly traded will be valued at fair value as determined in good faith by the valuation committee of our board of directors based on the recommendation by our investment adviser and under valuation guidelines adopted by our board of directors, and then approved by our entire board of directors. Initially, the fair value of these securities will be their original cost. Debt securities valued at cost would be revalued for significant events affecting the issuer's performance and equity securities valued at cost would be revalued if significant developments or other factors affecting the investment provide a basis for valuing the security at a price other than cost, such as results of subsequent financing, the availability of market quotations, the portfolio company's operations and changes in market conditions.

For warrants, our cost usually will be a nominal amount, such as $.01 per share. Debt securities with remaining maturities of 60 days or less at the time of purchase will be valued at amortized cost. Debt securities which are publicly traded will be valued by using market quotations obtained from pricing services or dealers. Our valuation guidelines are subject to periodic review by our board of directors and may be revised in light of our experience, regulatory developments or otherwise.

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 2004



D.  Estimates (continued)

Determination of fair values involves subjective judgment and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

E.  Basic Loss Per Common Share

Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock splits. There are no dilutive securities at August 31, 2004 for purposes of computing fully diluted earnings per share.

F.  Impact Of New Accounting Standards

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement 13, and Technical Corrections" ("SFAS 145"). For most companies, SFAS 145 requires gains and losses from the extinguishment of debt to be classified as a component of income or loss from continuing operations. Prior to the issuance of SFAS 145, early debt extinguishments were required to be recognized as extraordinary items. SFAS 145 amended other previously issued statements and made numerous technical corrections. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Adoption of this standard has had no impact on the Company.

The FASB recently issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 nullifies the Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS 146 requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred while EITF Issue No. 94-3 recognized such liability at such time that an entity committed to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002 with early application encouraged.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock Based Compensation."

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 2004



F.  Impact of New Accounting Standards (continued)

SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. (Under the fair value based method, compensation cost for stock options is measured when options are issued.) In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the provision of this statement to have a significant impact on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002. The Company has no obligations regarding Interpretation No. 45.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. The Company holds no interest in variable interest entities.

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 2004


G.   Interim Financial Reporting

The Company's accounting period is the year ended December 31. The Company's management has determined that the accounting policies used to account for the interim period ending August 31, 2004 are in accordance with generally accepted accounting principles, applied on a consistent basis.


NOTE 3 -- GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4 - SHAREHOLDER'S EQUITY

On July 27, 2004, the Board of Directors issued 148,000 shares of common stock for $148 in services to the founding shareholder of the Company to fund organizational start-up costs.

Common Stock

The holders of the Company's common stock:

- Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

- Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

- Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

- Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

                          HIGHRIVER ACQUISITION CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                August 31, 2004



NOTE 4 - SHAREHOLDER'S EQUITY (continued)

Preferred Stock

The Company has authorized, but not issued, 20,000,000 shares of preferred stock at $.001 per share. The board of directors has the authority to establish and fix the designation, powers, or preferences of preferred shares without further vote by the shareholders.

                                   PART III

ITEM 1.  INDEX TO EXHIBITS

Copies of the following documents are filed with this Registration Statement on Form 10-SB as exhibits.

EXHIBIT NUMBER   DESCRIPTION
--------------  ----------------------------------------------------
3.1             Certificate of Incorporation
3.2             By-Laws
3.3             Specimen of Certificate of Common Stock
23.1            Consent of Independent Certified Public Accountants




                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HIGHRIVER ACQUISITION CORP.
                                        (Registrant)


                                        /s/ Soloman Lam
                                        -------------------------------------
Date: September 16, 2004                By: Soloman Lam
                                        Its: President, Secretary, Treasurer
                                        and Director

                                                                    EXHIBIT 3.1

      State of Delaware
      Secretary of State
   Division of Corporations
 Delivered 08:00 AM 07/27/2004
   FILED 08:00 AM 07/27/2004
 SRV 040547476 - 3833802 FILE



                         CERTIFICATE OF INCORPORATION
                                      OF
                          HIGHRIVER ACQUISITION CORP.

FIRST:  The name of the corporation shall be Highriver Acquisition Corp.

SECOND: Its registered office is to be located at 25 Greystone Manor, in the city of Lewes, County of Sussex, Delaware, 19958-9776. The registered agent is Harvard Business Services, Inc. whose address is the same as above.

THIRD: The nature of business and purpose of the organization is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Laws.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 120,000,000 shares, consisting of 100,000,000 shares of Common Stock having a par value of $.001 per share and 20,000,000 shares of Preferred Stock having a par value of $.001 per share and to be issued in such series and to have such rights, preferences, and designation as determined by the Board of Directors of the Corporation.

FIFTH:    The number of directors constituting the initial board of directors of the corporation is one. The number of directors may be either increased or decreased from time to time by the Bylaws, but shall never be less than one
(1). The name and address of each person who is to serve as a member of the initial board of directors is:

        Soloman Lam, 11863 Wimbledon Circle, #418, Wellington, FL 33414.

SIXTH:  The name and address of the incorporator is as follows:

        Soloman Lam, 11863 Wimbledon Circle, #418, Wellington, FL 33414.

SEVENTH: The Board of Directors shall have the power to amend or repeal the by-laws.

EIGHTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages from any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the directory's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 22nd day of July, A.D., 2004.

                                          /s/ Soloman Lam
                                          -----------------------------------
                                          Soloman Lam, Incorporator

                                                                    EXHIBIT 3.2

                                    BY-LAWS

                                      OF

                          HIGHRIVER ACQUISITION CORP.


                              ARTICLE I - OFFICES

        Section 1. The registered office of the corporation in the State of Delaware shall be at 25 Greystone Manor, in the city of Lewes, County of Sussex, Delaware, 19958.

        The registered agent in charge thereof shall be Harvard Business Services, Inc.

        Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

                               ARTICLE II - SEAL

        Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

                     ARTICLE III - STOCKHOLDERS' MEETINGS

        Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

        Section 2. ANNUAL MEETINGS: The annual meeting of the stockholders shall be held on such date as is determined by the Board of Directors for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

        Section 3. ELECTION OF DIRECTORS: Elections of the directors of the corporation shall be by written ballot.

        Section 4. SPECIAL MEETINGS: The President, or the Board of Directors may call special meetings of the stockholders at any time, or stockholders entitled to cast at least one-fifth of the votes, which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

        Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

        Section 5. QUORUM: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

        Section 6. PROXIES: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

        A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

        Section 7. NOTICE OF MEETINGS: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

        Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

        Section 8. CONSENT IN LIEU OF MEETINGS: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

        Section 9. LIST OF STOCKHOLDERS: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                            ARTICLE IV - DIRECTORS

        Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, no less than one in number or such other minimum number as is required by law. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders of the corporation or in the case of a vacancy by remaining directors, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

        Section 2. REGULAR MEETINGS: Regular meetings of the Board shall be held without notice other than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

        Section 3. SPECIAL MEETINGS: the President or any director upon two-day notice may call special Meetings of the Board. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

        Section 4. QUORUM: A majority of the total number of directors shall constitute a quorum for the transaction of business.

        Section 5. CONSENT IN LIEU OF MEETING: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

        Section 6. CONFERENCE TELEPHONE: One or more directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

        Section 7. COMPENSATION: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

        Section 8. RESIGNATION AND REMOVAL: Any director may resign at any time by giving notice to another Board member, the President or the Secretary of the corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board or by such officer, and the acceptance of such resignation shall not be necessary to make it effective. Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of the corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

                             ARTICLE V - OFFICERS

        Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. The same person may hold any number of offices.

        Section 2. SALARIES: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

        Section 3. TERM OF OFFICE: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. The Board of Directors may remove any officer or agent elected or appointed by the Board whenever in its judgment the best interest of the corporation will be served thereby.

        Section 4. PRESIDENT: The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

        Section 5. SECRETARY: The Secretary shall attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

        Section 6. TREASURER: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

                            ARTICLE VI - VACANCIES

        Section 1. The Board of Directors shall fill any vacancy occurring in any office of the corporation by death, resignation, and removal or otherwise. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

        Section 2. RESIGNATIONS EFFECTIVE AT FUTURE DATE: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                        ARTICLE VII - CORPORATE RECORDS

        Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder, shall accompany the demand under oath. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

              ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

        Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the president.

        Section 2. TRANSFERS: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

        Section 3. LOST CERTIFICATE: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

        Section 4. RECORD DATE: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed:

        (a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

        (b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

        (c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

        (d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

        Section 5. DIVIDENDS: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

        Section 6. RESERVES: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                     ARTICLE IX - MISCELLANEOUS PROVISIONS

        Section 1. CHECKS: such officer or officers shall sign all checks or demands for money and notes of the corporation as the Board of Directors may from time to time designate.

        Section 2. FISCAL YEAR: The fiscal year shall begin on the first day of January.

        Section 3. NOTICE: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

        Section 4. WAIVER OF NOTICE: Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

        Section 5. DISALLOWED COMPENSATION: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

        Section 6. RESIGNATIONS: Any director or other officer may resign at any time, such resignation to be in writing and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

                         ARTICLE X - ANNUAL STATEMENT

        Section 1. The President and the Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a Certified Public Accountant.

                  ARTICLE XI - INDEMNIFICATION AND INSURANCE:

        Section 1. (a) RIGHT TO INDEMNIFICATION. Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

        (b) RIGHT OF CLAIMANT TO BRING SUIT: If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

        (c) Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and 8 (b) of this section, the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (d) INSURANCE: The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                           ARTICLE XII - AMENDMENTS

        Section 1. These By-Laws may be amended or repealed by the vote of directors.

                                     -END-

                                                                    EXHIBIT 3.3

               NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
             INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

                                                          CUSIP NO. ___________

NUMBER                                                                   SHARES

                          HIGHRIVER ACQUISITION CORP.
                              ------------------
                  AUTHORIZED COMMON STOCK: 100,000,000 SHARES
                               PAR VALUE: $.001


THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

            - Shares of Highriver Acquisition Corp. Common Stock -

transferable on the books of the Corporation in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

       WITNESS the facsimile seal of the Corporation and the facsimile signature of its duly authorized officers.

Dated: ___________________                           __________________________
                                                                      President

                          HIGHRIVER ACQUISITION CORP.
                                   CORPORATE
                                     SEAL
                                   DELAWARE
                                     *****

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT

                                                      Countersigned Registered:
                                                               (Transfer Agent)
                                       ----------------------------------------
                                       ----------------------------------------
                                       ----------------------------------------
                                       By -------------------------------------
                                                           Authorized Signature

NOTICE: Signature must be guaranteed by a firm, which is a member of a registered national stock exchange, or by a bank (other than a saving bank), or a trust company.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM -- as tenants in common

TEN ENT -- as tenants by the entireties
JT TEN  -- as joint tenants with right of survivorship
           and not as tenants in common

UNIF GIFT MIN ACT -- ____________ Custodian _________ (Minor) under Uniform Gifts to Minors Act ______________ (State)

       Additional abbreviations may also be used though not in the above list.

       For  value received, _______________________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

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(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING ZIP CODE OF ASSIGNEE)

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Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
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Attorney to transfer said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____________________________

X ___________________________________________________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER, THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION.

SIGNATURE GUARANTEED:

                                                                   EXHIBIT 23.1

CHILD, SULLIVAN & COMPANY
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
1284 West Flint Meadow Drive, Suite D, Kaysville, UT 84037
Phone:  801-927-1337  Fax:  801-927-1344




CONSENT OF INDEPENDENT AUDITORS


Board of Directors
Highriver Acquisition Corp.

We hereby consent to the inclusion in the Form 10-SB Registration Statement of our independent auditors' report dated September 2, 2004, on our audit of the financial statements of Highriver Acquisition Corp. as of August 31, 2004, and for the period from July 27, 2004 (inception) to August 31, 2004.


Sincerely,


Child, Sullivan & Company


Child, Sullivan & Company
Kaysville, UT
September 15, 2004